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@Celanese
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234
U.S.A.

Celanese Corporation approves initiating the
squeeze-out of Celanese AG shares
Dallas, November 4, 2005 ( NYSE: CE): Celanese Corporation resolved in a regular meeting of its Board of Directors to start the squeeze-out of outstanding Celanese AG shares. As previously announced Celanese Europe Holding GmbH & Co. KG, a subsidiary of Celanese Corporation, now holds around 98% of issued shares of Celanese AG (CAG), thus fulfilling the legal requirements necessary for a squeeze-out.
“The planned squeeze-out of Celanese AG shares will enable us to create more transparent and simplified corporate structures”, said Curt Shaw, Executive Vice President, General Counsel and Corporate Secretary of Celanese Corporation.
Celanese AG tentatively plans to obtain the legally required shareholder approval of the squeeze-out at its next annual meeting in 2006.
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Media Relations	Investor Relations

Michael Kraft	Mark Oberle
Phone: +49 69 30514072	Phone: +1 972 443 4464
Telefax: +49 69305 36787	Telefax: +1 972 443 8519
Email: M.Kraft@celanese.com	E-Mail: Mark. Oberle@celanese.com

@Celanese

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Celanese Corporation (NYSE:CE) is an integrated global producer of value-added industrial chemicals based in Dallas, Texas. The Company has four major businesses Chemical Products, Technical Polymers Ticona, Acetate Products and Performance Products with production plants in North America, Europe and Asia. In 2004, Celanese Corporation and its predecessor had combined net sales of $5.1 billion. The presentation of combined net sales of Celanese Corporation with its predecessor is not in accordance with U.S. GAAP. For more information on Celanese Corporation including a reconciliation of the combined net sales, please visit the company’s web site at www.celanese.com.
Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the Company